UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

__________________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Years Ended April 30, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan as of April 30, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Daktronics, Inc. 401(k) Plan at April 30, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2016, has been subjected to audit procedures performed in conjunction with the audit of Daktronics, Inc. 401(k) Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
October 19, 2016

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2016 AND 2015

	Year Ended
	April 30, 2016	April 30, 2015
ASSETS
Participant directed investments at fair value	$99,669,839	$98,673,395

Receivables:
Notes receivable from participants	1,865,369	1,621,722
Participants contributions	252,855	—
Employer contributions	633,632	468,777
Accrued interest	5,525	4,277
	2,757,381	2,094,776
TOTAL ASSETS	102,427,220	100,768,171

LIABILITIES
Accrued administration expenses	43,113	43,670
Excess contributions payable	14,990	7,314
TOTAL LIABILITIES	58,103	50,984

NET ASSETS AVAILABLE FOR BENEFITS	$102,369,117	$100,717,187

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2016 AND 2015

	Year Ended
	April 30, 2016	April 30, 2015
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(6,859,324)	$597,506
Interest and dividends	1,891,801	1,787,252
	(4,967,523)	2,384,758
Contributions:
Participants	6,692,364	5,782,700
Employer	2,375,640	1,997,920
	9,068,004	7,780,620
Total additions	4,100,481	10,165,378

Deductions from net assets attributed to:
Benefits paid to participants	2,307,012	5,354,859
Administrative expenses	141,539	137,802
Total deductions	2,448,551	5,492,661
Increase in net assets prior to transfers	1,651,930	4,672,717

Transfers to the Plan (Note 1)	—	410,574
Net increase in net assets available for benefits	1,651,930	5,083,291

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	100,717,187	95,633,896
End of year	$102,369,117	$100,717,187

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan providing benefits for substantially all United States based employees of both Daktronics, Inc. (the "Plan Sponsor") and its subsidiaries (collectively referred to as the “Company”) if such employees have attained 21 years of age and completed applicable service requirements.  The service requirements are three months in the case of both salary deferrals and employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is an employee stock ownership plan under the Internal Revenue Code of 1986 (the "Code").  The employee stock ownership plan provisions are specific to the investments in the Daktronics, Inc. common stock fund.  This provides for, among other things, the right to vote shares of Daktronics, Inc. common stock, the right to elect dividends related to Daktronics, Inc. common stock to be passed through and distributed to participants, and the right to receive certain distributions in the form of Daktronics, Inc. common stock.

Administration:  The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participants' contributions: Participants may elect to have the Company contribute a percentage of their eligible compensation not to exceed the maximum amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions:  For fiscal 2016 and fiscal 2015, the Company matched 50 percent of the first six percent of the employee’s eligible pay.  Matching contributions are invested in Daktronics, Inc. common stock and become participant-directed immediately. The Company may make discretionary profit sharing contributions to the accounts of eligible participants as approved by the Company’s Board of Directors. No additional discretionary contributions were made by the Company for the years ended April 30, 2016 and 2015.

Participants' accounts:  Each participant’s account is credited with the participant’s contributions and the Company's matching contributions, is allocated the Plan's earnings and losses, and is charged with an allocation of administrative expenses.  Allocations of administrative expenses are based on participants' earnings or account balances, as defined in the Plan’s provisions.  The participant is entitled to the benefit provided from the participant's vested account.

Vesting:  Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon.  The remainder of their accounts are vested according to the number of years of continuous service.  Participants’ accounts vest at the rate of 20 percent per year and become fully vested after five years of credited service.  Employees based in the United States hired as a result of an acquisition by the Company or its subsidiaries are generally entitled to an appropriate service credit for the length of employment with their former employer for purposes of determining eligibility, vesting and contribution allocations for the Plan.

Payment of benefits:  Distributions of a participant’s vested account balance are made as soon as administratively possible following his or her retirement, total disability, death or termination of employment.  The amount of distribution under the Plan is equal to the participant’s vested account balance.  If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Benefits are recorded when paid.

Investment fund information:  Participants may individually direct employee contributions into various mutual funds, common collective trusts, money market mutual funds and Daktronics, Inc. common stock. Participants may change their investment options daily.

Notes receivable from participants:  Participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance.  Loan transactions are transfers between the investment funds and the participant notes fund.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on participant loans is recorded when it is earned. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess contributions refundable:  At April 30, 2016 and 2015, $14,990 and $7,314, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

Forfeited accounts:  During the years ended April 30, 2016 and 2015, respectively, forfeitures of the non-vested account balances of terminated participants of $8,601 and $13,925 were used to reduce employer contributions.

Administrative expenses:  Administrative expenses, consisting of investment management service fees, legal fees, and audit fees, are paid by the Plan using forfeitures of the Company’s contributions, and any remaining balance is netted against investment returns.

Transfers to the Plan: In conjunction with the Company's business acquisition activities, plan assets of the Data Display U.S.A., Inc. 401(k) Plan of $410,574 were merged into the Plan effective December 1, 2014, and transferred into the Plan on December 2, 2014.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments which affect the amounts reported in the financial statements, accompanying notes and supplemental schedule.  Actual results may differ from these estimates.

Investment valuation and income recognition:  The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts, which are valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

New Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value (“NAV”) within the fair value hierarchy table. Instead, the Plan would be required to include those investments as a reconciling item so total fair value of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The standard is effective for fiscal years beginning after December 15, 2015 and shall be applied retrospectively. Early adoption is permitted. The Plan has elected to early adopt ASU 2015-07 as of April 30, 2016, and the adoption has been reflected in the presentation of the notes.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which amends Accounting Standards Codification ("ASC") 960, Plan Accounting - Defined Benefit Pension Plans, ASC 962, Plan Accounting - Defined Contribution Pension Plans, and ASC 965, Plan Accounting - Health and Welfare Benefit Plans. Part I and Part II of ASU 2015-12 simplify financial reporting requirements for benefit plans by eliminating or reducing certain investment disclosures. Part III provides an alternative method for measuring investments for plans having fiscal year-ends that do not fall on a month-end date. Part III is not applicable to the Plan. The new guidance is effective for reporting periods beginning after December 15, 2015 and shall be applied retrospectively for Part I and Part II and prospectively for Part III. The Plan has elected to early adopt ASU 2015-12 as of April 30, 2016. This update will simplify Plan accounting and its presentation in the financial statements. As such, the adoption has been reflected in the presentation of the financial statements and notes.

NOTE 3. FAIR VALUE MEASUREMENT

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between the following three levels of inputs which may be utilized when measuring fair value.

Level 1– Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 for the assets or liabilities, either directly or indirectly (for example, quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated input).

Level 3 – Unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities.

The following tables present the Plan’s assets valued at fair value as of April 30, 2016 and 2015 by level within the fair value hierarchy:

	Assets at Fair Value as of April 30, 2016
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$23,720,777	$—	$23,720,777
Mutual funds:
Equity	52,369,270	—	52,369,270
Fixed income	4,285,904	—	4,285,904
Balanced	10,177,881	—	10,177,881
Money market mutual fund*	—	716,830	716,830
	$90,553,832	$716,830	$91,270,662
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*			8,399,177
Total Investments at Fair Value			$99,669,839

	Assets at Fair Value as of April 30, 2015
	Level 1	Level 2	Total
Daktronics, Inc.* common stock	$27,460,210	$—	$27,460,210
Mutual funds:
Equity	50,740,792	—	50,740,792
Fixed income	3,856,897	—	3,856,897
Balanced	8,884,063	—	8,884,063
Money market mutual fund*	—	791,126	791,126
	$90,941,962	$791,126	$91,733,088
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*			6,940,307
Total Investments at Fair Value			$98,673,395
*Indicates a party-in-interest to the Plan.
**Certain investments that are measured at fair value using the net asset per share as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

The following is a description of the valuation techniques and inputs used for each major class of investment measured at fair value by the Plan:

Daktronics, Inc. common stock:  The fair values are the quoted market prices of the active market on which the individual securities are traded.

Mutual funds: Mutual funds are valued at the closing price reported on the active market on which the individual funds are traded.

Money market mutual fund: The money market mutual fund invests in the Wells Fargo Short Term Investment Fund S. Valuation of these funds' units occurs daily. Unit values are determined by dividing the value of each fund's net assets by the total number of participants' units outstanding on the valuation date. The Short Term Investment Fund seeks to maintain a constant net asset value of $1 per unit; however, there can be no guarantee that this fund will meet this goal.

Common collective trusts:  The common collective trust investments include the Wells Fargo Blackrock S&P 500 Index Fund and the Wells Fargo Stable Return Fund, which are valued at NAV. The individual holdings in the funds are publicly traded on major market exchanges, and their end of day price and total shares held are used to determine each fund’s total market value. Neither of these funds have a finite life or unfunded commitments related to this type of investment. The Wells Fargo Blackrock S&P 500 Index Fund is an index fund that invests in the equity securities of companies that compose the Standard & Poor's 500 Index, and allows for daily liquidity with no additional days’ notice required for redemption. The Wells Fargo Stable Return Fund seeks to provide investors with a moderate level of stable income without principal volatility, and allows for redemption following a 12-month notice period.

NOTE 4. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of April 30, 2016 and 2015:

	April 30, 2016	April 30, 2015
Net assets available for benefits per the financial statements	$102,369,117	$100,717,187
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	59,739
Deemed loan activity	(5,724)	(5,724)
Net assets available for benefits per Form 5500	$102,363,393	$100,771,202

The following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500 for the year ended April 30, 2016:

April 30, 2016
Increase in net assets prior to transfers per statements of changes in net assets available benefits	$1,651,930
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(59,739)
Deemed loan activity	—
Net income per Form 5500	$1,592,191

As a result of the adoption of ASU 2015-12, fully benefit-responsive investment contracts are recorded at contract value for financial statement presentation, eliminating the reconciling item for the Plan year ended April 30, 2016. Deemed distributions of participant loans are recorded on the Form 5500 upon default by the participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

NOTE 5. PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  The Plan Sponsor has not expressed any intent to terminate the Plan.  If the Plan is terminated, participants will become 100 percent vested in their accounts.

NOTE 6. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 8, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2016, there were no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended April 30, 2013.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.  Daktronics, Inc. common stock is included in investment accounts and represents approximately 23.2 percent and 27.3 percent of the net assets available for Plan benefits at April 30, 2016 and 2015, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for Plan benefits as a whole.

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in mutual funds, common/collective trusts, and a money market security fund that are administered or managed by Wells Fargo Bank, N.A., the Plan’s trustee.  In addition, the Plan allows for loans to participants and investment in the common stock of Daktronics, Inc.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  As of April 30, 2016 and 2015, the Plan owned 2,727,112 and 2,556,843 shares of common stock of Daktronics, Inc., respectively.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2016

Identity of Issue, Borrower,			Current Value
Lessor, or Similar Party	Shares	Cost
Common Stock:
Daktronics, Inc.* common stock	2,727,112	$25,189,097	$23,720,777
Common Collective Trusts:
Wells Fargo Stable Return Fund*	85,878	4,383,383	4,523,513
Wells Fargo/BlackRock S&P 500 Index Fund*	47,503	3,457,168	3,875,664
		7,840,551	8,399,177
Mutual Funds:
Pimco Total Return Fund	420,187	4,557,938	4,285,905
Euro Pacific Growth Fund	164,285	6,814,307	7,369,841
Investment Company of America Fund	273,827	8,651,834	9,589,418
John Hancock FDS Fund	263,328	4,884,168	5,119,089
MFS Total Return Fund	395,799	6,260,981	7,009,605
T Rowe Price Mid-Cap Growth Fund	106,039	6,723,798	7,771,602
T Rowe Price Small-Cap Stock	165,744	5,952,710	6,497,160
JP Morgan Large Cap Growth	280,082	7,622,680	9,326,728
John Hancock VI	61,339	1,071,066	1,072,820
Vanguard Mid Cap Index	11,182	1,630,694	1,687,507
Vanguard Small Cap Index	30,352	1,612,221	1,649,914
WF Dow Jones Target 2015 R6*	5,608	57,376	57,762
WF Dow Jones Target 2025 R6*	52,236	540,887	540,644
WF Dow Jones Target 2035 R6*	80,899	851,070	859,144
WF Dow Jones Target 2045 R6*	75,791	825,921	827,639
WF Dow Jones Target Today R6*	24,852	271,138	271,636
WF Dow Jones Target 2010 R6*	2,438	31,993	31,085
WF Dow Jones Target 2020 R6*	15,244	227,388	230,331
WF Dow Jones Target 2030 R6*	36,376	562,612	595,832
WF Dow Jones Target 2040 R6*	36,271	669,409	669,933
WF Dow Jones Target 2050 R6*	84,826	877,307	885,584
WF Dow Jones Target 2055 R6*	38,648	470,333	483,876
		61,167,831	66,833,055
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*	716,824	716,824	716,830
Participant loans (with interest rates ranging from 3.25% to 8.25%, maturing through February 2024)*		1,865,369	1,865,369
		$96,779,672	$101,535,208
*Indicates a party-in-interest to the Plan.

 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer of Daktronics, Inc.)

October 19, 2016